Mail Stop 3233

                                                            September 18, 2018

Via E-Mail
Grant Cardone
Chief Executive Officer and President
Cardone Equity Fund V, LLC
18909 NE 29th Avenue
Aventura, FL 33180

       Re:    Cardone Equity Fund V, LLC
              Amendment No. 2 to
              Offering Statement on Form 1-A
              Filed August 27, 2018
              File No. 024-10865

Dear Mr. Cardone:

       We have reviewed your amended offering statement and have the following comments.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 21, 2018 letter.

General

   1. Your operating agreement states that your internal dispute resolution procedure "does not apply to violations of securities." However, the preliminary offering circular states that the procedure does "apply to claims under the federal securities laws." Please revise to address this inconsistency. Also, please revise to clarify, if true, that no claims under the securities laws are subject to the internal dispute procedure or the mandatory arbitration provision and these provisions do not impact the rights of shareholders to bring claims under the federal securities laws.
 Grant Cardone
Cardone Equity Fund V, LLC
September 18, 2018
Page 2

      2. We note your response to prior comment 2. Please revise your website to ensure that the legend and the link to the offering circular appear directly adjacent to the mention of the offering. An investor should not be required to click-through or scroll down to view the legend. In addition, please tell us how you considered each Cardone video in light of the broad definition of an offer and whether you included legends and links to the offering circular pursuant to Rule 255.

Prior Performance, page 56

      3. We note your response to prior comment 3 and the percent leverage provided in Table I on page 59 for each of Cardone Equity I, Cardone Equity II and Cardone Equity III. We
         continue to believe that you should revise Table III on page 61 to include summary
         GAAP balance sheet data, income statement data and cash flow from operations data for each program. Please also tell us why Table III includes minimal or no operating expenses for certain years and no interest expense in light of your disclosure in Table I.

        You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3856 or Shannon
Sobotka, Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202)
(202) 551-7150 or me at (202) 551-3401 with any other questions.

                                                               Sincerely,

                                                               /s/ Jennifer
Gowetski

                                                               Jennifer
Gowetski
                                                               Senior Counsel
                                                               Office of Real
Estate and
                                                               Commodities

cc:      Jillian Sidoti, Esq.
         Trowbridge Sidoti LLP